Filed by Bancorp 34, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Companies: CBOA Financial, Inc.

This filing relates to the proposed merger of CBOA Financial, Inc. (“CBOA”) with and into Bancorp 34, Inc. (the “Company”).

On March 8, 2024, the Company issued a press release regarding its fourth quarter 2023 earnings, and discussed the proposed merger. The following is an excerpt of the portions of the press release discussing the proposed merger.

Bancorp 34, Inc. Reports 4th Quarter

Performance, Provides Merger

Update and Announces Proposed

New Brand

Scottsdale, Ariz., March 8, 2024/PRNewswire/ – Bancorp 34, Inc. (OTCQB: BCTF), the parent company for Bank 34, reports consolidated fourth quarter of 2023 performance.

Both the Company and CBOA anticipate the merger closing in March of 2024.

In anticipation of the merger closing later this month, the Company and CBOA have announced the combined bank will rebrand as Southwest Heritage Bank.

President and Chief Executive Officer Jim Crotty commented on the past year and prospects for the future, “While 2023 presented a challenging market, rate, and deposit environment that limited any material balance sheet growth, we saw our bank improve process, procedures, and efficiencies to prepare for the future. Our team has started the preparations for life as a bank approaching and ultimately growing beyond $1 billion in assets. We are looking forward to completing the merger with Commerce Bank of Arizona. Our commitment to create shareholder value has never been stronger. We are excited to showcase the merits of the combined bank as we rebrand as Southwest Heritage Bank.”

ABOUT BANCORP 34, INC. - Bank 34 has three full-service community bank branches, one in Maricopa County, Arizona in the city of Scottsdale and one each in Otero and Dona Ana Counties in the cities of Alamogordo and Las Cruces in southern New Mexico.

FORWARD-LOOKING STATEMENTS - Certain statements herein that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “expects,” “project,” “may,” “could,” “developments,” “strategic,” “launching,” “opportunities,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions and in this press release include our expectations regarding shareholder approval for and completion of the merger with CBOA. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. Factors that could cause such differences to exist include, but are not limited to, the failure of either the Company’s or CBOA’s shareholders to approve the merger or the failure of other conditions to the merger, and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Forward-looking statements speak only as of the date they are made, and we assume no obligation to update any of these statements in light of new information, future events or otherwise unless required under federal securities laws.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between the Company and CBOA. In connection with the proposed merger, the Company has filed a registration statement on Form S-4 with the SEC to register the Company’s shares that will be issued to CBOA’s shareholders in connection with the merger. The registration statement includes a proxy statement of the Company and CBOA and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND CBOA ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT REGARDING THE MERGER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY OR CBOA WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CBOA AND THE MERGER.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus, as well as other documents filed with the SEC by the Company may be obtained at the SEC’s Internet site at http://www.sec.gov. The definitive proxy statement/prospectus has also been mailed to shareholders of the Company and CBOA.

PARTICIPANTS IN THE TRANSACTION

The Company and CBOA and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from the Company’s and CBOA’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of the Company and CBOA and their ownership of Company and CBOA common stock are contained in the registration statement and proxy statement/prospectus pertaining to the transaction. Free copies of this document may be obtained as described above.